April 8, 2011

Ethan Horowitz
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:         Homeland Resources Ltd.
Form 10-K for Fiscal Year Ended July 31, 2010
Filed October 29, 2010
Form 10-Q for the Quarterly Period Ended October 31, 2010
Filed December 15, 2010
Form 10-Q for the Quarterly Period Ended January 31, 2011
Filed March 11, 2011
File No. 333-147501

Dear Mr. Horowitz:

On behalf of Homeland Resources Ltd. (the “Company”), we are responding to the comments of the Staff in its letter dated April 5, 2011.

Form 10-Q for Quarterly Period Ended October 31, 2010

Changes in Internal Controls over Financial Reporting, page 14

1.
We note you implemented additional internal controls intended to remediate material weaknesses as cited in the prior fiscal year, and as a result of additional control procedures implemented you deem that internal controls are sufficient so as to mitigate previously cited material weaknesses.  Please comply with Item 308(c) of Regulation S-K and disclose the specific additional control procedures that have been implemented and how those procedures remediated each of your identified material weaknesses.  Further, we note the material weaknesses identified in your Form 10-Q for the quarterly period ended January 31, 2011 related to your disclosure controls and procedures.  Tell us how you have concluded your internal controls are effective with the existence of these material weaknesses in your disclosure controls and procedures.

Ethan Horowitz
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 8, 2011

Response:  We propose to amend the section entitled “Changes in Internal Controls over Financial Reporting” in Item 4. of the Form 10-Q for the quarterly period ended October 31, 2010 as follows:

Changes in Internal Controls Over Financial Reporting

In connection with the evaluation of our internal controls during our last fiscal quarter, our sole officer has concluded that there were changes in our internal control over financial reporting that occurred during the fiscal quarter ended October 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We implemented additional internal controls intended to remediate material weaknesses as cited in the prior fiscal year. As a result of additional control procedures implemented, we deem that while we have partially mitigated previously cited material weaknesses, our internal controls are ~~sufficient so as to mitigate previously cited material weaknesses~~still not effective.

As noted above, we elected another director as of November 1, 2010, bringing the total number of directors to two.  By doing so, we believe that we now have another person who can assist our sole officer in identifying errors and irregularities in the financial statements and reports.  Since our sole officer is also a director, we now have some independent oversight over the sole officer.

We propose to amend the section entitled “Changes in Internal Controls over Financial Reporting” in Item 4. of the Form 10-Q for the quarterly period ended January 31, 2011 as follows:

Changes in Internal Controls Over Financial Reporting

In connection with the evaluation of our internal controls during our last fiscal quarter, our sole officer has concluded that the addition of one director ~~there were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended January 31, 2011 that have~~ materially affected, or ~~are~~is reasonably likely to materially affect, our internal control over financial reporting.  With the addition of one director, we believe that we now have another person who can assist our sole officer in identifying errors and irregularities in the financial statements and reports.  Since our sole officer is also a director, we now have some independent oversight over the sole officer.

We deem that while we have partially mitigated previously cited material weaknesses, our internal controls are still not effective and require further changes.

Ethan Horowitz
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
April 8, 2011

Form 10-Q for the Quarterly Period Ended January 31, 2011

Note 7 – Oil and Gas Properties, page 7

2.
We note three of the wells in which you participate are in production and you have recorded revenue for the three months ended January 31, 2011.  As you are engaged in oil and gas producing activities, please revise your disclosure in future filings to fully comply with Rule 4-10(c)(7) of Regulation S-X and Items 1201 through 1208 of Regulation S-K.

Response:  The Company’s future filings will contain disclosure to comply with Rule 4-10(c)(7) of Regulation S-X and Items 1201 through 1208 of Regulation S-K.

The written statement from the Company containing the requested acknowledgments is enclosed with this letter.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Cc:	Homeland Resources Ltd.
Stark Schenkein, LLP

Homeland Resources Ltd.
6801 Los Trechos NE
Albuquerque, NM  87109

April 8, 2011

Ethan Horowitz
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Homeland Resources Ltd.
Form 10-K for Fiscal Year Ended July 31, 2010
Filed October 29, 2010
Form 10-Q for the Quarterly Period Ended October 31, 2010
Filed December 15, 2010
Form 10-Q for the Quarterly Period Ended January 31, 2011
Filed March 11, 2011
File No. 333-147501

Dear Mr. Horowitz:

Please be advised that Homeland Resources Ltd. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Armando Garcia

Armando Garcia, President